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STEPHEN M. LEITZELL stephen.leitzell@dechert.com +1 215 994 2621 Direct +1 215 655 2621 Fax

March 16, 2011

VIA EDGAR AND COURIER

Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Innovative Solutions & Support, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 14, 2010
Form 10-Q for the Quarter ended December 31, 2010
Filed February 8, 2011
File No. 001-31157

Dear Ms. Collins:

On behalf of Innovative Solutions and Support, Inc. (the “Company”), we confirm receipt of the letter dated March 2, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K filed on December 14, 2010 (which incorporated by reference portions of the Definitive Proxy Statement filed on January 27, 2011 (the “Proxy Statement”)) and Form 10-Q filed on February 8, 2011.  We are responding to the Staff’s comments on behalf of the Company, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 36

1.                                       We note that you allocate sales and cost of sales as either “product” or “engineering - modification and development.” We also note from your disclosures on page 41 that your multiple element arrangements can include design and development activities, functional upgrades, and/or product sales.

Please explain how you allocate multiple element arrangements to the two captions on the income statement. In your response, please provide us with the amount of bundled arrangements that include services accounted for pursuant to ASC 605-35 recognized for each period presented and tell us if/how you allocate any portion of stand-alone ASC 605-35 arrangements to “product” revenue and cost of revenue. Additionally, it appears from your disclosures on page 42 that extended warranties are presented as “product” revenue and cost of revenue. Please provide us with the amount of extended warranty services recognized for each period presented. If material, please consider clarifying your disclosures in future filings with respect to how your arrangements are allocated in your consolidated statements of operations. See Rule 5-03 of Regulation S-X.

The Company notes the Staff’s comment regarding the allocation of multiple element arrangements to the two captions on the income statement, and responds that design and engineering services elements are included in “Engineering — modifications and development.” Any functional upgrades and product sales elements are included in “Product” net sales amounts. This is consistent with the Company’s classification of revenue for single element arrangements, as described in the Single Element Arrangements disclosure in Note 3 of the Notes to Consolidated Financial statements included in the Company’s Form 10-K for the fiscal year ended September 30, 2010.

The Staff requested information regarding services included in bundled arrangements.  The Company has not had service arrangements pursuant to ASC 605-35 subject to allocation to “product” revenue and cost of revenue for the periods presented.  Services provided by the Company have been limited to design and engineering services elements.

In response to the Staff’s request for the amount of revenue recognized related to extended warranty services, the Company recognized approximately $100,000 in each of the fiscal years ended September 30, 2008, 2009 and 2010, which represented approximately 0.3%, 0.3% and 0.4% of total sales during each of these fiscal years, respectively.

In future filings, the Company will add the following sentence to the footnotes to its financial statements at the end of the first paragraph under “Revenue Recognition” in Note 3:

“The Company includes any design and engineering services elements in “Engineering — modifications and development” sales and any functional upgrades and product elements in “Product” sales on the accompanying consolidated statement of operations.”

Note 14. Commitments and Contingencies, page 58

2.                                       You indicate that the trade secret and proprietary suit filed on January 17, 200[7] in Pennsylvania state court against [Strathman] Associates is ongoing. Tell us how you considered expanding the disclosure of the status of this case to be more detailed and providing the disclosure requirements of ASC 450-20-50.

The Company notes the Staff’s comment regarding the disclosure requirements of ASC 450-20-50.  ASC 450-20-50-1 requires disclosure of the nature of any accrual made pursuant to the provisions of ASC 450-20-25-2 where a loss is probable and the amount of the expected loss is reasonably estimable.  Paragraphs three through five of ASC 450-20-50 also require disclosure regarding losses which are reasonably possible, but not probable, or for which the amount of loss cannot be reasonably estimated.  In such cases, disclosure is required regarding the nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

With regard to the suit filed by the Company on January 17, 2007 in Pennsylvania state court against Strathman Associates, the Company brought suit against Strathman Associates for misappropriation of the Company’s trade secrets and confidential information.  An accrual has not been made because the Company is the plaintiff in the case and a loss is not probable or reasonably possible. The only potential losses to which the Company may be subject are its litigation costs, which would not be material.  Because the Company will not be subject to a material loss as a result of the case, the Company did not feel it was necessary to expand the disclosure of the status of the case in the Form 10-K.

Item 11. Executive Compensation (incorporated by reference to the definitive proxy statement filed January 27, 2011)

Summary Compensation Table, page 25

3.                                       Future filings should disclose whether the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Items 402(c) and (k) of Regulation S-K.

The Company notes the Staff’s comment and confirms that the aggregate grant date fair value of the stock awards and options were computed in accordance with FASB Accounting Standards Topic 718.  The Company notes that footnote (2) to the Summary Compensation Table included in the Proxy Statement includes a cross-reference to Note 3 of the Company’s audited financial statements as filed in the Company’s Annual Report on Form 10-K.  Note 3 explains that the aggregate grant date fair value of stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718.  In future filings the Company will disclose in a footnote to the Summary Compensation Table that the aggregate grant date fair value of the stock awards and options were computed in accordance with FASB Accounting Standards Codification Topic 718.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (incorporated by reference to the definitive proxy statement filed January 27, 2011)

Security Ownership of Principal Shareholders, page 3

4.                                       Consistent with Item 403 of Regulation S-K, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities held by Federated Investors, Inc., Ingalls & Snyder, LLC and WealthTrust Axiom LLC.

The Company notes the Staff’s comment and in future filings will identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities reported in the table of Security Ownership of Principal Shareholders, to the extent that such information is available to the Company.  The Company notes that instruction 3 to Item 403 of Regulation S-K provides that the Company may rely on the information set forth in filings under Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, in reporting the ownership of principal stockholders.  With regard to Ingalls & Snyder, LLC and WealthTrust Axiom, LLC, as noted in footnotes four and five to the table of Security Ownership of Principal Stockholders in the Proxy Statement, the Company has relied solely on information provided in the Schedule 13Gs filed by Ingalls & Snyder, LLC and WealthTrust Axiom LLC on January 11, 2011.  Such Schedule 13Gs did not indicate the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities and the Company has no knowledge as to which natural persons exercise sole or shared voting and/or dispositive powers over the securities.

With regard to Federated Investors, Inc., however, the Schedule 13G filed on February 11, 2010 by Federated Investors, Inc. contained the identity of the natural persons who exercise sole or shared voting and/or dispositive powers over the securities held by Federated Investors, Inc.  Had this disclosure been provided in the footnotes to the table of Security Ownership of Principal Shareholders in the Proxy Statement, it would have read as follows:

(3)                              Based solely on Schedule 13G filed February 11, 2010.  Represents 2,375,003 shares of common stock over which (i) Federated Investors, Inc. has sole voting and dispositive power, (ii) Voting Shares Irrevocable Trust has sole voting and dispositive power, (iii) John F. Donahue has shared voting and dispositive power, (iv) Rhodora A. Donahue has shared voting and dispositive power and (v) J. Chirstopher Donahue has shared voting and dispositive power.  Federative Investors, Inc.’s address is Federated Investors Tower, Pittsburgh PA 15222.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Part II

Item 1. Legal Proceedings, page 19

5.                                       Please tell us the basis on which you formulated your belief that the likelihood of the bankruptcy trustee will prevail in its avoidance actions is remote.

The Company notes the Staff’s comment and confirms that it believes that the likelihood of the bankruptcy trustee prevailing in this avoidance action is remote.  The bankruptcy trustee has filed avoidance actions against the Company on behalf of AE Liquidation, Inc. (formerly Eclipse Aviation Corporation) for the avoidance of seven payments totaling $321,095 for allegedly preferential transfers paid to the Company during the 90 days preceding the filing of the bankruptcy petition of Eclipse Aviation Corporation on November 25, 2008.  The Company believes, based on the advice of its counsel and its understanding of the facts of the case, that the likelihood of the bankruptcy trustee prevailing is remote because the transfers in question do not qualify as preferential transfers under the Bankruptcy Code because (1) with respect to approximately $288,000 of the transfers, the transfers were made in advance of shipment of product and thus at a time when there was no obligation (and thus no antecedent debt) owed to the Company and (2) with respect to the remaining approximately $33,000 of the transfers, the transfers were made in the ordinary course of business.

*     *     *

If you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact me at 215-994-2621.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Ronald C. Albrecht, Chief Financial Officer of the Company

Henry N. Nassau, Esq.